Computation of Ratio of Earnings to Fixed Charges	Exhibit 12

	Years ended December 31,
( in thousands )	2007	2006	2005
Earnings as Defined:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$255,326	$712,545	$634,812
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	48,706	64,722	46,923

Earnings as defined	$304,032	$777,267	$681,735

Fixed Charges as Defined:
Interest expense, including amortization of debt issue costs	$37,982	$55,965	$38,791
Interest capitalized	444	97
Portion of rental expense representative of the interest factor	10,724	8,757	8,132
Preferred stock dividends of majority-owned subsidiary companies	80	80	80

Fixed charges as defined	$49,230	$64,899	$47,003

Ratio of Earnings to Fixed Charges	6.18	11.98	14.50